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3-11-02



02007543

RJ 3/6

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 2002

SEC FILE NUMBER
8-37303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAMDEN FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 CAMPUS DRIVE, SUITE 250
(No. and Street)

IRVINE	CALIFORNIA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON McCLINTOCK — 949/475-4200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JON McCLINTOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMDEN FINANCIAL SERVICES, as of DECEMBER 31, XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



DEBRA L. WODARCK
Commission # 1249301
Notary Public - California
Orange County
My Comm. Expires Feb 9, 2004

Notary Public

Signature

CFO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Camden Financial Services
Irvine, California

We have audited the accompanying statement of financial condition of Camden Financial Services as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camden Financial Services as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
February 5, 2002

CAMDEN FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash in bank		$ 451,990
Receivables - Commissions and concessions: Allowable	$ 3,116	
Total receivables		3,116
Property and equipment, at cost - net of accumulated depreciation of $4,361		1,981
Total assets		$ 457,087

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Income taxes payable		$ 2,718
Accrued commissions payable		325,228
Total liabilities		327,946
Contingency		-
Stockholder's equity:		
Common stock, without par value, authorized 1,000,000 shares; issued and outstanding 10,000 shares	$ 10,000	
Paid-in capital	21,430	
Retained earnings	97,711	
Total stockholder's equity		129,141
Total liabilities and stockholder's equity		$ 457,087

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions and concessions		$ 3,100,863
Other		22,009
Total revenues		3,122,872
Expenses:		
Commissions	$ 2,980,975	
Consulting fees	79,500	
Other expenses	50,186	
Total expenses		3,110,661
Income before income taxes		12,211
Income taxes		(2,718)
Net income		$ 9,493

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 10,000	21,430	88,218	119,648
Net income for the year ended December 31, 2001	-	-	9,493	9,493
Balance at December 31, 2001	$ 10,000	21,430	97,711	129,141

The accompanying notes are an integral part of this financial statement.

CAMDEN FINANCIAL SERVICES
STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income		$ 9,493
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation and amortization	$ 1,268	
Decrease in receivables	1,332	
Increase in commissions payable	291,716	
Decrease in accounts payable	(1,017)	
Decrease in income taxes	(606)	
Total adjustments		292,693
Net cash flows provided by operating activities		302,186
Cash flows from financing activities		-
Cash flows from investing activities		-
Net increase in cash		302,186
Cash and cash equivalents at beginning of year		149,804
Cash and cash equivalents at end of year		$ 451,990

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 3,324
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests, and mutual funds. The Company requires no collateral for its receivables.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over sixty months.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and disclosures. Accordingly, actual results could differ from those estimates.

(2) INCOME TAXES

Provision for income taxes is comprised as follows:

	Current	Deferred	Total
Federal	$ 1,638	$ -	$ 1,638
California	1,080	-	1,080
Total	$ 2,718	$ -	$ 2,718

(2) PROVISION FOR INCOME TAXES, Continued

The Company accounts for its income taxes per the requirements of Financial Accounting Standard 109 (FAS 109), Accounting for Income Taxes, which is an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. There were no material deferred taxes at either the beginning of the year or the end of the year.

(3) RENTAL OF OFFICE SPACE; RELATED PARTY TRANSACTION

The Company has entered into a thirty-six month lease expiring December 31, 2003. Minimum future lease payments on this lease at December 31, 2001, are as follows:

2002	$ 4,968
2003	5,220
	$ 10,188

Total rental expense for 2001 amounted to $13,681.

(4) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2001, the net capital was $127,160 which exceeded the required minimum capital by $105,297, and the net capital ratio was 2.58 to 1.

CAMDEN FINANCIAL SERVICES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total equity from statement of financial condition	$ 129,141
Less non-allowable assets - Property and equipment	(1,981)
Net capital	$ 127,160

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness of $327,946)	$ 21,863
Minimum dollar net capital	$ 5,000
Net capital requirement (greater of above)	$ 21,863
Excess net capital	$ 105,297

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 327,946
Ratio of aggregate indebtedness to net capital	2.58 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

Goodrich, Goodyear & Hinds

An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Camden Financial Services
Irvine, California

In planning and performing our audit of the financial statements of Camden Financial Services for the year ended December 31, 2001, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
February 5, 2002

CAMDEN FINANCIAL SERVICES

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

(With Independent Auditors' Report Thereon)